Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Sprint Corporation

Commission File No.:  001-04721

Twitter, Facebook, Instagram and other social media posts related to the transaction:

MIKE SIEVERT (Twitter @SievertMike)

•                  Tweet: What some call ‘deals’ aren’t deals to us - they’re long-term benefits. Bc that’s what custs deserve! But sure, to be clear, we intend to lower prices so yes ‘the deals’ will keep coming too. :-) [link to USA Today article below]  Info: http://www.newtmobile.com

T-Mobile, Sprint customers will be fine if the deals keep coming

By Jefferson Graham, USA Today

A year ago, my wife and I were still paying through the nose for two cellphone lines from Verizon Wireless that somehow consistently cracked the $200 monthly barrier.

We made the switch to T-Mobile in September and quickly saw so many things for the better. We got lower rates—under $100 of unlimited calls and data with no extra fees or taxes, the ability to make free calls in Mexico, text and use data in Japan at no extra charge, and get a mobile hot spot for those times when access to Wifi just wasn’t there.

The network wasn’t as great as Verizon—but my complaints were minimal. With savings like that, who cared?

The proposed mega-merger of T-Mobile and Sprint meant it was time to go back to the big four wireless carriers to compare pricing, and get a real sense of deja vu.

While the language may seem different, little has changed. the big two, Verizon and AT&T, continue to charge more and offer fewer benefits than scrappy No. 3 T-Mobile or No. 4 underdog Sprint.

The spin on the $26 billion merger is that by combining, the wireless industry will be more competitive and the contenders can have more oomph to be ready for 5G, the next step in wireless that will be way stronger than the 4G we have today.

Maybe, maybe not.

But let’s take a quick look at recent history, and the consumer-friendly innovations T-Mobile sold to us:

The Seattle-based company:

• Lowered rates and ushered in the return of unlimited data. That’s what we had back in the early days of the smartphone revolution, only to see the carriers pull back on it when we started using it all the time.

• The end of the two-year contract, and the offer to buy out your current contract to switch.

• International data and texts.. T-Mobile offers the ability to make these in 140 countries at no additional charge. The speed is slower than back home, but it beats paying the average $10 a day to use your phone internationally that Verizon quoted me on a Japan trip before I switched. .

• Monthly freebies, like T-Mobile’s Netflix on the house. Sprint has free Hulu and AT&T complimentary HBO.

• No taxes or fees. Just the advertised rate.

Sadly, rates are still sky high for all the carriers, and it’s really hard to compare their terms.

In a nutshell, for one line of service with unlimited data, Sprint is the lowest at $65 monthly, followed by T-Mobile and Verizon at $70 and $75 for AT&T.

It’s the add-ons and the bundles where you see the big difference.

A four-person Verizon family plan goes to $160 with a free mobile hot spot, but it’s one with limited data. If you want unlimited, you need to step up to the $200 monthly plan—plus taxes and fees. Additionally, Verizon’s unlimited plan is capped—meaning if you use too much of it, Verizon will cut back on your speed.

AT&T’s family plan is $180 without the hot spot, or $210 with it, plus the free HBO. AT&T will also cut back on your speed “when the network is congested,” the company says.

T-Mobile charges $160 for 4 with the free hot spot, unlimited data, Netflix and free international data and texting

Sprint’s family plan is a bargain priced $100 for two lines, but additional lines are free and you get the free subscription to Hulu.

It doesn’t take a brain surgeon to read through the plans and see which companies are  giving consumers the most for their money.

Mergers tend to make companies less competitive, not more so, and those sweetheart deals that got them to the bargaining table can tend to disappear.

The proposed merger raises many questions. Will the two companies fight harder for your business? Will the Sprint network, traditionally the weakest, actually become competitive? And what becomes of all those thousands of retail T-Mobile and Sprint stores? Do they remain standalone, or will many shutter their doors?

Either way, we know most consumers care most about one bottom line:  keep the add-ons coming and prices lower, and I stand with them.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-

looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

NEVILLE RAY (Twitter @NevilleRay)

•                  Tweet: Laid out for @JPMorgan how we integrate networks smoothly at @TMobile, like we did with @metropcs. I don’t mind telling others how it’s done - we will still do it better! ; ) Key info: http://newtmobile.com

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

T-MOBILE US, INC. AT JPMORGAN GLOBAL TECHNOLOGY, MEDIA AND COMMUNICATIONS CONFERENCE | MAY 15, 2018 @ 2:40 PM GMT

CORPORATE PARTICIPANTS

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP

CONFERENCE CALL PARTICIPANTS

Philip A. Cusick JP Morgan Chase & Co, Research Division - MD and Senior Analyst

Audience members

PRESENTATION

Philip A. Cusick JP Morgan Chase & Co, Research Division - MD and Senior Analyst

All right. I think we’re going to get started. My name is Phil Cusick. I cover the telecom and cable space here at JPMorgan. I want to welcome the T-Mobile team: Braxton Carter, CFO, and Neville Ray, CTO. Guys, thanks for joining us. A lot going on.

QUESTIONS AND ANSWERS

Philip A. Cusick JP Morgan Chase & Co, Research Division - MD and Senior Analyst

So let’s talk about the proposed deal. As you think about merging Sprint and T-Mobile. You’ve talked a lot about the upside, but what are the risks to doing the deal? And I start with this because you have a lot of time in front of people to talk about it, but how do you think about measuring the risk of getting this done to your stand-alone business model?

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

Yes. Sure, Phil, it’s a pleasure to be here once again. Great conference. Yes. So the opportunity is very well framed, over $43 billion worth of synergies on an NPV tax-affected basis and the creation of a really differentiated 5G platform that puts America in the lead. The risk piece of the equation, obviously, what comes to mind is the integration risk. And to unlock that value, there is a tremendous amount of work that needs to be done. And the primary driver of the value creation here is the elimination of 2 networks and the creation of the most dense highest quality network in America. And there is a ton of work that needs to be done to accomplish that. And one of the things that gives us a great deal of confidence is what Neville has designed here is the same playbook that he designed and implemented with the formation of the TMUS on the merger of All T-Mobile and MetroPCS. And just to recap, when it was all said and done we exceeded the synergy estimates by 40% on that deal. We reduced the time line from 3 years to 2 years, and we lost very, very few customers. Because it was a network centric approach. And what a lot of people try to do is get into system integration and meshing things together, and our philosophy was very, very different. To unlock the value creation, the entire initial focus is on the

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network piece of the equation. And we interfaced all the back office systems and Metro directly into T-Mobile and didn’t change the experience one iota for the good customers that Metro had at that point. And that’s the same philosophy that we’re deploying with this transaction. And we’re thinking about actually putting out a white paper that details year-by-year the progression of the cost, the progression of the progress and the synergy unlock on that transaction as a proxy for what we estimate for this. The second category really is the regulatory. And I know we can get into a lot of detail on the regulatory piece of this equation. If we did not — if we thought that this was a 50-50 deal, neither Sprint nor T-Mobile would have entered into this transaction. We actually think, for a variety of reasons, in today’s environment that this is what America needs, and we can get into some of the details about that, but there’s obviously regulatory risk associated with ultimate approval on this. We’re highly confident that what we’re doing here will be ultimately approved and we can go through some of that basis, but those were 2 risks that I would highlight.

Philip A. Cusick JP Morgan Chase & Co, Research Division - MD and Senior Analyst

So the team was pretty publicly in Washington last week. What was the response from the regulators?

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

So I’ll turn it over to Neville, Neville with the network piece of the equation here is neck-deep, and everything that we do from a regulatory standpoint on the hill and is really leading the charge on key aspects of this. Neville?

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP

Yes, it’s fun to be here today then D.C., Phil, so thank you for...

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

That’s where you’re headed right after this, right?

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP

It’s going to be a nice interlude in my day, but I will be in D.C., this afternoon, yes. I’d summarize, so we’ve had material meetings today with both regulatory agencies involved here, the FCC and the DOJ. And there were a series of meetings on the hill. And John and Marcelo have been jointly attending those meetings. And I’d summarize the reception so far as open doors and open minds. And I think that’s critical. 3 years ago, when we looked at a combination like this, the doors weren’t very open. In fact, they were very much closed. So the doors are open. I think, we’re obviously incredibly excited about this opportunity. Eyes on the prices. Braxton, referenced the synergy opportunity here in terms of putting twice the customer base on one single set of fixed assets. And so math everybody in this room can understand it. It’s incredibly compelling. But there are a number of benefits here for the U.S. consumer. How we can really aggressively compete with the duopoly in the U.S. A scaled new T-Mobile can really take on Verizon and AT&T, especially in the 5G era, which is upon us. Everybody is moving into the 5G space. So us as a scale competitor in this game really starts to bring stronger and greater competition to the benefit of the U.S. consumer. And we believe we can accelerate the 5G story, and make sure that 5G hits the U.S. marketplace in a material way with the breadth and depth of coverage that no single wireless carrier in the U.S. can achieve on their own. So all of those messaging pieces obviously we’ve been out talking about those not just in D.C., but publicly in the media and John and Marcelo have been on morning TV. And it’s a compelling story. So far, so good. Well received. But we have a lot of work to do. You have to go and sell your story. I think the first material next milestone that you’ll see from us is the FCC public interest statement filing, which will happen next month and that will outline our full story. Obviously, that’s a — the FCC process is a public one, and that process will continue in the court of the U.S. public and the FCC for several months. The DOJ process is more closed doors. That process is also moving. I’ll be meeting with DOJ staff fairly shortly here, and that process will continue obviously again for several months. But, so far, so good. And we’re very pleased with the reception that we’ve had from outlining of what we think is a truly compelling story. We realize we have more to do. This is not a 3-week sprint. This is going to be a process that takes us into the next year and probably into second quarter of ‘19 as we see it.

Philip A. Cusick JP Morgan Chase & Co, Research Division - MD and Senior Analyst

Neville, one of the push backs we’ve had is that Sprint and T-Mobile are both very publicly out there saying before the deal that 5G experience is coming, it’s going to be great, we’re really going to take it to the bigger guys. And so talk about how this coming together creates a better experience or a different experience and what’s different from the opportunity here versus what you could do if you’re on your own?

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP

Yes, I think this is the really compelling piece, Phil, for us. Today, our stand-alone plan is unchanged. Obviously, we are moving forward rolling out our 600 megahertz spectrum that we paid $8 billion for just this time last year. That auction wasn’t even complete. But we’re furiously rolling out 600 megahertz and that will provide a 5G layer nationwide. We’re the only wireless carrier that’s committed to putting down a 5G nationwide layer, touching every corner of the U.S. as we rollout 600 megahertz. So that piece is well underway. We also have publicly stated we’ll start deploying millimeter wave assets in the markets where we hold those assets. And that work will start this year and we will see 5G handsets that support those bands in 2019. Now Sprint is doing similar, but different. They’re rolling out 5G as they move into ‘19 in the 2.5-gigahertz band. And so that plan has been publicly talked about and debated and looked at.The beauty in this transaction is, when you put all of those different spectrum pieces together, they’re highly complementary. And you can actually commit way more spectrum to 5G than either company could do on their own. So, for example, Sprints 2.5 gigahertz asset today is heavily incumbent with LTE. That’s where the majority of their LTE services are sustained and supported. So as we migrate the Sprint customers onto that one T-Mobile network, we’re in a position where we can free up a lot of spectrum at a much faster pace than committed to 5G. And so the capability and capacity of the network that we can build here on 5G as a combined business is truly, truly phenomenal. The speed and capacity capability that we can put down across a broad geography in the U.S. is quite frankly stunning. We spend a lot of time modeling this, looking at it, staring at it, trolling it through all of our processes. But to give you a flavor, if you look at speeds in — average speeds in the U.S. marketplace today are about 30 megabits per second. We would see that number moving into maybe the low, very low 100s, maybe 100 megabits per second on stand-alone plans. As a combined entity, we believe by

2024 we can take that number to 450 megabits per second, as a combined entity. Something neither company could come close to doing on its own with an individual stand-alone set of plans. So a 15x increase in the speed and performance of smartphones and wireless products in the U.S. The traffic that can be offered off the network that’s a 30x increase in terms of what we can do today. Opening up new dimensions of performance and capability, new markets, like fixed displacement for us, a whole host of new opportunities that otherwise it would take many more years and much greater investment to bring those to the marketplace. So this is a unique combination of mid, low and high 5G spectrum assets, and the pace at which we can do that on a larger and more dense network is incredibly exciting.

Philip A. Cusick JP Morgan Chase & Co, Research Division - MD and Senior Analyst

I want to come back to 5G in a minute, but, Braxton, before we go there, how do you think about the regulatory options for mitigation if this deal can go through? And I know your parent Deutsche Telekom has been through some deals where there was a consolidation, but it went away that created just as much or even more competition over time. How do you think about the willingness to do this deal? And what you’re willing to sort of sign off on to get it done?

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

Yes. So first of all, I think that you got to look at some of the arguments that are on the table with us. First of all, from a spectrum standpoint, especially in the 5G world, all forms of spectrum are very relevant. Look at the Verizon story on high millimeter wave. And our position is when you look at all forms of spectrum that will be utilized in 5G and then you compare the holdings by carrier that there is obviously not an issue with the amount of spectrum that is going to be in the new T-Mobile. From a competitive standpoint, there’s 2 ways to look at this. The first way is, you basically have a 2 player oligopoly going to 3 players, which by definition will create more competition. The alternative way of looking at this is, you have already at least a 5-plus player market, ala Comcast, which is very unique and that they are a facilities-based entrant into the wireless space. Look at Rutledge’s comments yesterday, “we are a facilities-based wireless company.” It’s a fact of the matter. And that’s a very different than a traditional MVNO. Sure, they have an MVNO relationship tacked onto a facilities-based capability, but that facilities-base part of the argument is very different, and Comcast has had a great deal of success so far. What we’re seeing with that is nice subscriber momentum, nice penetration into the market. Sure, when you look at the details of it, it is really coming from Verizon, but this is not a 4-player market anymore. So that competitive aspect is really, really important. But more importantly, this combination allows us to gather, to bring competition to other areas that are drastically in need of competition, specifically, the monopolistic cable space. And with the fixed broadband, wireless solution, which NewCo is committed to doing, we’re opening up competition, and in many parts of America where there is very little competition in the cable space and in the broadband access space. So you look at this from a broader competitive standpoint. And some of the things that we can do with video offerings, leveraging the Layer3 acquisition, et cetera. This is good, way beyond our sector from a competitive standpoint. So our position is: there are no structural remedies that are really being required. As we go through the process, I’m not going to speculate what may come up. Obviously, we would consider things in the future, but it’s just way too early to speculate on it of it, but our going in position is, none of its needed.

Philip A. Cusick JP Morgan Chase & Co, Research Division - MD and Senior Analyst

Okay. Neville, talk a little bit about the Sprint handset base and compare it to where we were with MetroPCS 5 years ago.

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP

Yes, just double-click on some of Braxton’s opening comments there and how — the processes — when we actually combined with Metro, it’s ironic to me we faced some of the noise that’s happening again. People are raising the specter of Sprint Nextel, which was, I know, long time ago. I know that was a very ugly transaction that...

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

That lasted forever.

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP

It took a long time. I don’t think they ever really did combine the technology across those 2 companies. So, I mean, I think, the whole process — just to reiterate, again, is not so much one of network integration, it’s about customer migration. And so we choose a network which for the new T-Mobile will be the T-Mobile anchor network as we call it, and we will supplement that with a number of sites. We will light all of that combined subscriber customer base site base up with a wealth of spectrum that comes together in from the 2 companies. And as we do that, we then can start to migrate customers over from the legacy Sprint network and on to the T-Mobile network. Same thing that we did with MetroPCS. The difference here and to your question, Phil, finally, sorry, it has taken me a while, there are over 20 million Sprint customers today that have a network that is both voice and data service compatible with the T-Mobile network. So with LTE services very alive on our network and you look at the higher-end Samsung and Apple phones that have been around for some time now, those devices can move across to the T-Mobile network very painlessly. There’s another large cohort of devices in the Sprint base, which have not been lit up for VOLTE, but with software can be. And so that’s again a relatively straightforward implementation. And I compare and contrast that to the MetroPCS transition where we could move customers’ data services across, but to actually move the voice services we have to replace all of the handsets because it was a CDMA voice path. And think about 5, 6 years ago VOLTE was nascent. Today, at T-Mobile we have, we believe, the most — the highest penetration of VOLTE services across any global operator that has legacy technologies in its space. So I looked at the data this morning, 82% of our voice calling is on VOLTE today. So we have a very mature and capable VOLTE network for voice that the Sprint customers would be able to come across and leverage immediately in large numbers. And so, the process is a known one. We have a much better starting point with the handset disposition of the Sprint customer base. And then one last point, everybody asks about, well Metro was a small company and Sprint is much bigger. I know it sounds like a silly analogy, but how do you eat the elephant on one of these things, it’s a bite at a time. And the bite in a network migration like this is on a market basis. And if you look at the scale and size of what we achieved with Metro, years early, and way more financially efficient, many of the markets that were more customers and more sites to be decommissioned under the Metro migration and integration than there is with Sprint. So you think about that Metro business it was incredibly dense in key markets, the LA’s, the New York’s, the Miami’s.

And so the size and scale of how you — that slice of the business that you’re migrating and moving across and then decommissioning sites on, we’ve done this at greater scale in very recent history. And we have the same team, the same people, we know how to go do this, we know the process. And back to the handset piece again, we have a much better starting point.

Philip A. Cusick JP Morgan Chase & Co, Research Division - MD and Senior Analyst

Braxton, one more thing on the deal and then I want to move on a little bit. But one of the things that confuse me and you’ve talked about this a little bit is part of the assumption is that the Sprint customer base moves to the Metro — or the T-Mobile ARPU. And I was surprised that the T-Mobile ARPU is really that much lower. Is there accounting in here or is it really that Sprint customers are paying that much more than T-Mobile on average today?

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

Yes. So the basis of this is, NewCo will be a supercharged Un-carrier in the same type of philosophies that we’ve applied really capturing all the postpaid phone growth for the last 5 years in the industry are actually going to be enhanced by this. And those 2 factors that allow us to do this, it’s the unlock of the significant synergies here, but more importantly, or just as important, it’s the scale benefits that has been our disadvantage or our opportunity. And in a highly capital intensive business the leverage of your fixed cost for massive margin expansion actually enables us to apply the Un-carrier philosophy across the combined basis of both companies. And when you look at the ARPU difference between Sprint and T-Mobile, it’s about 8% at this point. They’re about 80% penetrated into no contract financing cost structure. Still about 20% out there. When you make that transition that does create some accounting disparity. But they’re pretty much through it. And we’ve been through it for multiple years. So it is real price competition and the ability to normalize and rationalize prices for the U.S. consumer and a very important part of the case. And when you get past this cost to achieve period, the amount of margin expansion and the amount of competitiveness that we can drive into the marketplace is really differentiated, while still creating significant shareholder value.

Philip A. Cusick JP Morgan Chase & Co, Research Division - MD and Senior Analyst

So the difference in ARPU is really installment base mix rather than any sort of underlying what are they really paying for service?

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

No, I think that there are some legacy Nextel customers that typically had much, much higher ARPUs, and this will be an incredible benefit to them to normalize that ARPU.

Philip A. Cusick JP Morgan Chase & Co, Research Division - MD and Senior Analyst

Okay. Neville, let’s turn back to 5G for a few minutes. We’ve talked to a lot of people about 5G in the last 6 months and almost every vendor or carrier that I talked to has a different opinion than another. So where do you see 5G evolving? How do we see the impact on mobility? To start with mobility, the pacing of that over the next few years?

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP

Yes, I thought 5G was very well understood by everybody by now Phil.

Philip A. Cusick JP Morgan Chase & Co, Research Division - MD and Senior Analyst

I don’t think so.

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP

It’s a joke. I mean, I think obviously, there’s is intense debate around what will happen with 5G over the next 3, 4, 5 years. It’s not going to happen overnight. We are all launching somewhat different 5G services as we move into 2019 here in the U.S. But it’s still — it’s early days. And, I think, that’s clear from all of the dialogue from the various operators. But I look at this combined business and what we can do in 5G and back to some of the earlier points, how different that is from what we could do on a stand-alone basis. And the piece that really excites me in 5G is what happens in the wireless space, in the mobility space. Yes, we know, there’s a fixed displacement story. And we will certainly be at a play more formatively there as Braxton mentioned with combined assets of the 2 companies. And we’re doing a lot of fixed displacement, you could argue today, lot of our customers’ — we’re only the connection to the Internet that they have. So that business will grow in scale, but that’s not all that 5G is. I think we’ve been constrained in this debate by the early commitments, primarily from Verizon in this U.S. marketplace that said that’s what 5G is about. And I think that’s created a lot of confusion. And very few people globally are talking about 5G is all about fixed wireless — sorry, fixed broadband displacement using millimeter wave. That is a very — believe me, a very U.S.-centric debate and discussion, driven by Verizon and the commitments they started to make 3 years ago and they fail to deliver on every year. Maybe they’ll get something done in 2018 finally. I think the other topic of discussion and debate, we absolutely believe in this, is the Internet of Things, and be that any form of agricultural or industrial connectivity, consumer wearables, all those pieces, IoT is going to be big. The capabilities in the 5G area with — 5G era with much better battery life and the ability to connect large — incredibly large volumes of devices. LTE networks in prior generations have been designed to connect people. So it was a natural constraint, there is glass ceilings in the architecture, those get blown away in 5G. So you can now connect billions of things onto one of these networks. So it’s truly exciting. And we believe the pathway there is you have to have a low-band network as we are rolling out in 600 megahertz to make sure that those devices provide that connectivity wherever you use them. That’s a pretty straightforward concept to understand and get your head around. The piece that more excites me, because this is what has really grown the industry and taken us to where we are today, is this mobility thing in the middle, and it’s probably the thing that’s least talked about. And if you look at what’s happened in our space, in the wireless space over the last 5 to 6 years, and how companies like Google and Amazon and Facebook and Uber and how their businesses have revolutionized the access to the Internet from a mobility perspective, that’s been incredibly transformational for this industry with better networks and better devices. And that’s going to happen again in the 5G era. If you look at what will happen with the speeds and capabilities of these networks, think about a wireless smartphone that can support hundreds of megabits in speed. Today, the primary consumption of bits and bytes on our network is video and that video comes in any number of different forms, from social media, from traditional media, TV, you name it. Folks consume an incredible amount of video on their smartphones. And think about what we can do with higher-res video as we move into new devices and new form factors. That will be one of the primary consumers of wireless capacity. Think about, we all have, I’m sure many of us have HD and 4K TVs at home, that’s going to happen in the wireless space, and it’s going to require a disproportionate growth in capability of networks that you can’t do in LTE today. So video, in all its glory, will be a primary driver of new consumption and new use case. Then I think about augmented reality, what’s happening there? We’re already starting to see applications and services emerge in that space. And I try not to be too predictive, Phil, because if you went back even 5 years ago and you try to predict what everybody is doing on their smartphones today in millions and millions of cases, every single day, we would have got it about 60%, 70% wrong. And the 5G space is going to open up a level of connectivity and mobility, which is going to be incredible for this marketplace. And that’s why we’re so excited about this transaction. We want to make sure that all of the innovation that will occur on this 5G layer happens in the U.S. marketplace. And I think the U.S. administration has been very focused on the fact that we cannot fall behind in the U.S. market to China or Asia. And the Chinese are making incredible scaled investments into 5G. And it’s not so much about the network piece, that’s the starting block thing you need to get through. It’s the ecosystem that then evolves on top of that. And not to repeat myself, but look at how much investment has gone in from the Amazons, The Facebooks and the Googles of the world, into the mobile space. Lion share of the investment that goes into those industries and where customers and consumers are now touched by those businesses has gone mobile. And that’s the next big opportunity. How will we socially communicate? What are going to be the e-commerce and capabilities that come with 5G when you have a much, much faster and higher capacity network to support connectivity for hundreds of millions of people. That’s incredibly exciting. And it’s something we just don’t talk about enough in the industry. We’ve been hunting for new used cases in IoT and fixed, when actually, I believe the biggest prize is in the mobility space.

Philip A. Cusick JP Morgan Chase & Co, Research Division - MD and Senior Analyst

That’s helpful. And to follow-up there, I want to do one follow-up and then if there’s a question from the audience I’ll take 1 or 2. But, again, if I go back to the question of what’s the pace of — when does the 5G handset experience really disconnect? Because 4G is getting better. Anybody with an LTE phone is going to have a better phone every year. When does 5G really disconnect and start taking off? Is it 2, 3 years from now?

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP

I think it’s about 2 years, Phil. Certainly, we will start to see 5G arrive in 2019. And we’re going to make that happen with or without this deal. We can do it more formatively as I’ve said with this deal. But when were these 5G networks start to reach something approaching material scale, it’s going to be 2020. And I think we will see devices next year, but it’s going to be 2020 before we see devices really scale. Our math, I mean, what we’ve looked at in our combined network modeling is we look at 2023 and 2024 when we would see a material volume of U.S. customers, north of 50% with a 5G handset and having that differentiated handset experience. It’s not going to happen overnight. It’s going to take 2 to 3 years for this thing to ramp and nobody should be surprised with that. Unfortunately, as I said, I think market expectations where we got way out in front of our skis. We’ve talked about 5G arriving in 2016 and 2017, before we even had a set of standards to support how we were going to go build the stuff, right? So, I think we’ve been a little bit more pragmatic in our dialogue about the arrival of 5G. So 2019 is the start of the year and if you look at what happened in LTE, it took 3 or 4 years for LTE to hit it straight.

Philip A. Cusick JP Morgan Chase & Co, Research Division - MD and Senior Analyst

Okay. Does anyone have a question? There is a microphone back here.

Audience member

Given everything you guys have said it would...

Philip A. Cusick JP Morgan Chase & Co, Research Division - MD and Senior Analyst

Can you speak up...

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

Please hold the mic up, sorry.

Audience member

Given everything that you guys have said it appears that DISH would be relatively well positioned for this future. But in your opinion, would you say that Charlie has over extended or has gone too far too fast to really participate? What are your thoughts on that?

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

I think Charlie is an amazing entrepreneur. And he plays the long game, he doesn’t play the short game. He is a master, very unique set of assets. He plays multiple optionality and we’re very hopeful that we can work with Charlie in the NewCo part of our existence to further win-win between our 2 companies. Bottom line, I’d never bet against Charlie.

Philip A. Cusick JP Morgan Chase & Co, Research Division - MD and Senior Analyst

Is there another question? One down here — one up here.

Audience member

Yes, when thinking of the 2.5 gigahertz spectrum you’d be acquiring from Sprint, is the larger benefit there the specific frequency of the 2.5 gigahertz or is it more the benefit that it would be 100 megahertz plus of contiguous spectrum that really isn’t available in 9-millimeter wave for frequencies of — well within 2.5 gigahertz. And a follow-up there. If the AWS-3 spectrum was reauctioned, will that be something T-Mobile would be interested in participating in?

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

Yes, I’ll do the second piece first. So AWS-3, if it comes back up, sure we’d look at it. We weren’t a big player in the AWS-3 auction first go around, because prices went to crazy level and we were very — we were very pragmatic. And we played in that auctions we saw was appropriate for our business. So we didn’t buy a lot of spectrum. But there are some interesting assets there. So we will watch that process as we have. I think on the 2.5 gigahertz, the opportunity with a combination here is to do, I think, both of the things that you referenced in your question. I mean, one, 2.5 gigahertz with its depth and capability is a great asset, but you have to deploy on the right network. And so it has propagation limitations compared to other assets, low band and some of the other mid-band spectrums that we’ve built and many others have built their businesses on. But if you look at the T-Mobile network today and you look at how we would densify that network then we can finally bring all of that 2.5 gigahertz spectrum to life in a way that would be from an execution and financial perspective very difficult for Sprint to do on its own. And so we have the financial strength to build the density of network, to offset that propagation limitations on 2.5 gigahertz and then really bring out the beauty of 100-plus megahertz layer in mid-band. And the discussion on — back to the 5G piece, the rest of the world is really looking at how do you light up a large layer of mid-band spectrum in 5G to bring out those mobility benefits I was talking about earlier on. And this combination of thoughts, as I said earlier on, the opportunity to do that in the U.S. marketplace, in a way that no single company can do on its own and no company can do with any of the spectrum that’s looking at auction or being freed up in the marketplace for some time. And so that’s one of the unique and really exciting aspects for me of this deal.

Philip A. Cusick JP Morgan Chase & Co, Research Division - MD and Senior Analyst

You can squeeze in one more quick one.

Audience member

I have 2 questions. How do you see if the cable companies coming into this market, Charter earlier today was mentioning they’re excited about a launch with Verizon? And then secondly, in my household no one can live without their smartphones, and I’m curious if over time you see an opportunity to increase your ARPU?

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

Yes, so the first question, I think, that the reality of cable is here. And they’re leveraging their network assets in their facility space manner and they’re supplementing it with mobility. And the problem ultimately with supplementing the mobility aspect of this is that owners’ economics ultimately are very important in a highly competitive market. And that knocked out. You can’t have a coalition of Charter and Comcast and cover most of the United States with that type of solution. And we have always said that we believe that ultimately there will be the convergence of cable broadband and wireless. I think its several years off for that to happen, but these 2 universes are colliding. There’s cross competition developing in both areas. And to have a real scaled presence to bring true benefit to the American consumer, I think, is ultimately going to happen. But it is a reality and that’s why we say that this is no longer a 4-player market. From an ARPU standpoint, our strategy is very, very different than the predatory duopoly. We’re very focused on monetization. We believe that we create more terminal value for our shareholders by continuing to scale this business and leverage the fixed cost of the business. And we’ve been applying a strategy, which we will have supercharged with NewCo of continuing to scale the business, taking share from the duopoly and providing true value to our customers, which is paid for by the margin unlock, which comes from additional scale, and that’s the path that we have pursued and we’re going to continue to pursue and we’re going to enhance with the creation of NewCo.

Philip A. Cusick JP Morgan Chase & Co, Research Division - MD and Senior Analyst

Let’s stop. Thank you.

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

Thank you.

Neville R. Ray T-Mobile US, Inc. - CTO & Executive VP

Thank you.

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In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint

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